Exhibit 99.1

Management’s Discussion and Analysis

BASIS OF PRESENTATION
This Management’s Discussion and Analysis (“MD&A”) covers the interim consolidated financial statements for Westport Innovations Inc. (“Westport”, “the Company”, “we”, “us”) for the three months ended June 30, 2010 and provides an update to our annual MD&A dated May 27, 2010 for the fiscal year ended March 31, 2010.  This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited annual consolidated financial statements, including the accompanying notes, for the fiscal year ended March 31, 2010.  The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada.  This MD&A is dated July 30, 2010.

Effective April 1, 2010, the Company changed its reporting currency from the Canadian dollar to the United States dollar (“U.S. dollar”).  As a result, all comparative information included in the interim consolidated financial statements and referenced in this MD&A is reported in U.S. dollars unless otherwise indicated.

Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively.

FORWARD LOOKING STATEMENTS
This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such statements include but are not limited to statements regarding the demand for our products, our investments, cash and capital requirements, the intentions of partners and potential customers, the performance of our products, our future market opportunities, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, and timing of when we will adopt or meet certain accounting and regulatory standards.  These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward looking statements.  These risks include risks related to revenue growth, operating results, industry and products, general economy, conditions of the capital and debt markets, government or accounting policies and regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent Annual Information Form filed on SEDAR at www.sedar.com and set out herein under “Risk Factors”.  Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made.  We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

Management’s Discussion and Analysis

The forward looking statements contained in this document speak only as of the date of this MD&A.  Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events.

BUSINESS OVERVIEW
Our business and operations are substantively unchanged since March 31, 2010.  Westport is engaged in the research, development and marketing of high performance, low-emission engines and fuel injection systems that utilize alternative gaseous fuels such as natural gas, propane or hydrogen.  We develop technology and products that enable light, medium and heavy-duty diesel engines to run primarily on compressed natural gas ("CNG") or liquefied natural gas (“LNG”), giving users an alternative fuel to diesel.

We work with strategic partners, which include some of the leading diesel engine and truck original equipment manufactures (“OEMs”), to develop, manufacture and distribute our engines, and we sell to a diverse group of leading truck and bus OEMs around the world.  Our products are designed to provide environmental and economic benefits combined with strong operational performance.  We currently have one operating segment, which involves the research, development, and related commercialization of engines and fuel systems, operating on gaseous fuels, for the on-road commercial vehicle sector.  Within that operating segment, we focus on three distinct target markets for our products and services:  Cummins Westport Inc. (“CWI”) is focused on natural gas engine applications for urban fleets ranging from 5.9L to 8.9L; Westport Heavy Duty (“Westport HD”) is focused on LNG systems for heavy-duty trucks and the platform for the licensing of our Westport HD-related technology; and Juniper Engines Inc. (“Juniper”) is focused on 2.0L and 2.4L engines for industrial applications such as forklifts.  Outside our core markets strategy, Westport’s corporate development efforts focus on the creation of new alliances and joint ventures, market development projects, and monetization of our significant patent portfolio.

Management’s Discussion and Analysis

On July 2, 2010, we acquired 100% of the outstanding shares of OMVL S.p.A. (“OMVL”) and OMVL’s 51% share of Juniper for consideration of €19.0 million (approximately $23.4 million).  We paid €11.4 million on closing (approximately $14.1 million) and we expect to pay €7.6 million (approximately $9.4 million) on the third anniversary of the closing date.  The purchase price is subject to an upward or downward adjustment equal to OMVL’s consolidated cash position less its short term debt as of the closing date.  As a result of the transaction, Juniper, previously a joint venture between wholly owned subsidiaries of Westport Innovations Inc. and SIT Group of Italy, will become wholly owned by Westport.  As a result, we will commence consolidating 100% of the assets, liabilities, revenues and expenses of Juniper and OMVL effective July 2, 2010.

While focusing firm-wide resources on developing our products and strategic relationships, we have accumulated a significant portfolio of patents, which we believe creates barriers to entry for competing technologies. Additionally, we expect to monetize select patent assets through licensing agreements. We have already been successful in achieving licensing revenue for our proprietary pump technology. We will continue to rely on a combination of patents, trade secrets, trademarks, copyrights and contracts to protect our proprietary technology and position in the marketplace.

Our consolidated revenue for the three months ended June 30, 2010 increased $3.7 million, or 17.0%, to $25.5 million from $21.8 million for the three months ended June 30, 2009. The increase relates to higher in CWI product revenue of $2.8 million from the delivery of more units and higher parts revenue of $1.1 million.  These increases were offset by a reduction in non-CWI revenue of $0.2 million as a result of lower shipments of HD units.

Net loss for the three months ended June 30, 2010 was $8.1 million, a loss of $0.21 per diluted share, compared to $7.9 million, or a loss of $0.25 per diluted share, for the three months ended June 30, 2009.  The increase in net loss relates to higher non-CWI operating expenses which increased $1.6 million from $7.7 million for the three months ended June 30, 2009 to $9.3 million for the three months ended June 30, 2010.  Changes in foreign exchange upon translating from Canadian to U.S. dollars accounted for $1.1 million of the increase and the remaining increase related to customer support and market development activity as well as product testing and product certification programs. The increases in non-CWI operating expenses were partially offset by higher CWI net income, which increased by $1.8 million in the current period resulting in our 50% share of CWI net income increasing by $0.9 million and net foreign exchange gains on foreign currency transactions of $0.5 million.

Management’s Discussion and Analysis

As at June 30, 2010, our cash, cash equivalents and short-term investments totaled $98.3 million compared to $104.2 million on March 31, 2010.  For the three months ended June 30, 2010, cash flows used in operations were $7.6 million compared to $12.2 million in the three months ended June 30, 2009 due primarily to the timing of payments to suppliers and contractors and collection of receipts from customers. CWI advanced Cummins an additional $1.2 million during the quarter, and we repaid our demand installment loan resulting in a cash outflow of $3.2 million.  We also issued shares in relation to the exercise of warrants originally issued to Industrial Technologies Canada and JF Mackie resulting in a $9.4 million cash inflow and issued shares upon the exercise of stock options resulting in an additional $1.2 million in cash. We were impacted by foreign exchange on Canadian dollar cash and cash equivalents resulting in a $3.0 million negative impact on our cash position.

Critical Accounting Policies and Estimates
Our consolidated financial statements are prepared in accordance with Canadian GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements.  The Company’s accounting policies are described in Note 2 of the annual consolidated financial statements.  We have identified several policies as critical to our business operations and in understanding our results of operations.  These policies, which require the use of estimates and assumptions in determining their reported amounts, include our accounting of CWI as a variable interest entity, the valuation of long-term investments, equipment, furniture and leasehold improvements, intellectual property, revenue recognition, inventory, stock-based compensation and warranty.  The application of these and other accounting policies are described in Note 2 of our fiscal 2010 annual consolidated financial statements. Actual amounts may vary significantly from estimates used.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS
The following changes have been recently issued and will be adopted in future.

basis of presentation:
Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board over a transitional period to be completed by 2011. We have determined that adopting U.S. GAAP at this time rather than IFRS would be less disruptive and less costly as we currently prepare a U.S. GAAP reconciliation in the notes to our consolidated financial statements, and our systems are set-up to capture U.S. GAAP information.  Management expects to transition to U.S. GAAP beginning April 1, 2011, as permitted by Canadian securities regulatory authorities.  We will continue to monitor developments in IFRS standards and our intent will be to move to IFRS if and when adopted in the United States.

Management’s Discussion and Analysis

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
During the three month period ended June 30, 2010, there were no changes to our internal control over financial reporting that could materially impact the consolidated financial statements.

FINANCIAL OVERVIEW
RESULTS FROM OPERATIONS

Revenue
(expressed in thousands of U.S. dollars except for units)

	Three months ended
	June 30
	2010	2009
Engine shipments (units)	724	608
HD Systems (units)	6	14
Total Unit shipments	730	622

	June 30
	2010	2009
	$	$
Product revenue	18,870	16,801
Parts revenue	6,621	4,980
	25,491	21,781

Product Revenue by Geographic Region
(as a percentage of revenue)

	Three months ended
	June 30
	2010	2009
Americas	64%	49%
Asia	7%	21%
Rest of the world	29%	30%

Product revenue for the three months ended June 30, 2010 and 2009 was $18.9 million and $16.8 million, respectively, an increase of 12.5%, on total CWI and HD shipments of 730 units compared to 622 in the three months ended June 30, 2009.  CWI product revenue increased 17.9% for the quarter ended June 30, 2010 to $18.4 million compared to $15.6 million in the prior year period.  CWI delivered 724 units in the first quarter of fiscal 2010 compared to 608 units in the prior fiscal year period.  This increase in units was due to higher deliveries of ISL G units for trucking, transit and refuse applications in North America, partially offset by lower sales volume in Asia due to timing of large orders.  CWI kit revenue decreased from $2.8 million in the three months ended June 30, 2009 to $1.6 million in the current quarter due to timing of orders.  Non-CWI product revenue for the first quarter of fiscal 2010 was $0.5 million with 6 units delivered compared to $1.2 million and 14 units delivered in the prior year period.  These shipments included 2 upfit units sold in North America and 4 OEM units sold in Australia.

Management’s Discussion and Analysis

Parts revenue for the three months ended June 30, 2010 and 2009 was $6.6 million and $5.0 million, respectively.  CWI parts revenue increased $1.1 million, or 23.4%, from $4.7 million is the first fiscal quarter of 2009 to $5.8 million in the current quarter.  Field population, engine reliability, extent of warranty servicing and age all impact parts revenue.   Non-CWI parts revenue in the quarter was $0.7 million compared to $0.2 million in the first quarter of fiscal 2009 and included $0.2 million recognized from shipments to third parties by BTIC Westport Inc. (“BWI”) and $0.5 million from HD part sales.

Cost of revenue for the three months ended June 30, 2010 and 2009 was $16.7 million and $16.2, respectively, an increase of $0.5 million, or 3.1%. CWI’s cost of revenue was $15.7 million and $15.1 million for the three months ended June 30, 2010 and 2009, respectively.  The $0.6 million increase is associated with higher unit sales offset by a favourable warranty adjustment of $0.2 million associated with the ISL G engine as well as a lower average accrual rate on new engines shipped compared with an unfavourable adjustment of $0.8 million in the comparative quarter.  Non-CWI cost of revenue was $1.0 million and $1.1 million in the three months ended June 30, 2010 and 2009, respectively.  The change was related to a reduction in sales revenue.

Gross margin was $8.8 million and $5.6 million for the three months ended June 30, 2010 and 2009, respectively, and gross margin percentages were 34.5% and 25.7%, respectively.  CWI gross margin and gross margin percentage was $8.6 million and 35.4% for the three months ended June 30, 2010 compared with $5.3 million and 26.0% in the same period in the prior year. The gross margin percentage improved primarily because of a favourable warranty adjustment of $0.2 million compared to an unfavourable adjustment of $0.8 million in the comparative quarter and a lower accrual rate recorded on new ISL G units shipped in the period relative to the same period in the prior year.  The remaining change in the CWI gross margin is attributable to product and parts sales mix and lower selling costs on parts.  Non-CWI gross margin and gross margin percentage was $0.2 million and 16.5% in the three months ended June 30, 2010.

Management’s Discussion and Analysis

Research and development expenses, net of program funding, increased $0.9 million, or 15.5% in the three months ended June 30, 2010 to $6.7 million from $5.8 million in the same period in the prior year.  CWI’s net research and development expenses increased by $0.2 million from $1.9 million to $2.1 million during the three months ended June 30, 2010. The increase in CWI research and development expense related primarily to materials spending on new product development and an increase in a technology royalty fee payable to Cummins because of higher quarterly revenue offset by an increase in government funding. Non-CWI net research and development expenses increased $0.7 million, from $3.9 million in the quarter ended June 30, 2009, to $4.6 million in the quarter ended June 30, 2010. Non-CWI research and development costs are principally incurred in Canadian dollars, and costs increased from $4.5 million to $4.8 million in Canadian dollars terms. The cost increase relates mainly to certification of our 2010 North American Engine platform.

Research and Development Expenses
(expressed in thousands of U.S. dollars)
	Three months
	ended June 30

	2010	2009
	$	$
Research and development expenses	7,393	6,005
Program funding	(646)	(190)

Research and development, net	6,747	5,815

General and administrative expenses for the three months ended June 30, 2010 and 2009 were $2.5 million and $2.3 million, respectively.  CWI general and administrative expenses were $0.3 million in both the current and comparative quarters while non-CWI general and administrative expenses increased from $2.0 million to $2.2 million.  The increase was attributable to foreign exchange as non-CWI general and administrative expenses are mainly denominated in Canadian dollars, and the Canadian dollar exchange rate strengthened by 12% quarter over quarter resulting in an unfavourable impact on our expenses.

Sales and marketing expenses for the three months ended June 30, 2010 and 2009 were $3.7 million and $3.2 million, respectively.  CWI sales and marketing expenses decreased from $1.5 million in the first quarter of the previous fiscal year to $1.3 million in the current quarter as a result of a reduction in policy expense. Non-CWI sales and marketing expense increased $0.7 million to $2.4 million for the three months ended June 30, 2010 from the prior year period. The increase related to customer development initiatives of $0.2 million, a reduction in partner funding of $0.2 million and a relative strengthening of the Canadian dollar against the US dollar accounting for the remaining $0.3 million.

Management’s Discussion and Analysis

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and the net unrealized gains and losses on our non-CWI net U.S. dollar denominated monetary assets and liabilities that are mainly comprised of cash and cash equivalents, short-term investments, accounts receivable and accounts payable.  For the three months ended June 30, 2010, we recognized a net foreign exchange gain of $0.6 million with the U.S. dollar weakening relative to the Canadian dollar by 12%. This compares to a foreign exchange gain of $0.3 million during the three months ended June 30, 2009.

Depreciation and amortization for the three months ended June 30, 2010 and 2009 were $0.5 million and $0.4 million, respectively.  The Company acquired $0.6 million in equipment during the current quarter.

Interest on long-term debt and amortization of discount of $0.7 million and $0.6 million for the three months ended June 30, 2010 and 2009, respectively, related to the interest and the accretion on the subordinated debenture notes issued on July 3, 2008. Interest on the debenture notes was recorded at 9% per annum.  The subordinated debenture notes are being accreted to their face value using the effective interest rate method.

Loss from investment accounted for by the equity method of $0.2 million and $0.3 million for the three months ended June 30, 2010 and 2009, respectively, relates to our 49% interest in Juniper. On July 2, 2010, we acquired the remaining 51% of Juniper for $1.5 million Canadian dollars and commencing in the three month period ending September 30, 2010, we will consolidate 100% of Juniper.

Income tax expense for the three months ended June 30, 2010 was $1.8 million compared to $0.6 million for the three months ended June 30, 2009.  Income tax expense during both periods related entirely to CWI as non-CWI companies are in a loss position, and the related future tax assets on losses carried forward are subject to a full valuation allowance.  Current income tax expense, representing cash taxes payable in the period, was $1.8 million compared to $0.8 million for the three month ended June 30, 2009 as a result of higher pre-tax net income.  Future income tax recoveries and expenses arise on the recognition of temporary differences between the carrying amounts and the tax bases of our assets and liabilities.  In the current quarter, CWI had a minimal future income tax expense compared with a future income tax recovery of $0.2 million in the comparative quarter.  Future income tax expenses and recoveries arise from temporary differences between tax and accounting mainly in relation to CWI warranty expenses.

Management’s Discussion and Analysis

Joint Venture Partners’ share of income from joint ventures of $1.4 million in three months ended June 30, 2010 reflects Cummins 50% share of CWI’s net income after tax and also includes Beijing Tianhai Industry Co., Ltd. of China’s (“BTIC”) 50% share of BWI’s net loss for the period. For the three months ended June 30, 2010, Cummins’ share of CWI’s net income was $1.5 million and BTIC’s share of BWI’s net loss for the period was $0.1 million. For the three months ended June 30, 2009 the joint venture partners’ share of income from joint ventures was $0.5 million, which included Cummins’ 50% share of CWI’s net income of $0.6 million and BTIC’s 50% share of BWI’s net loss of $0.1 million.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY
As at June 30, 2010, our cash, cash equivalents and short-term investment position was $98.3 million, a decrease of $5.9 million from $104.2 million at March 31, 2010.  Cash and cash equivalents consist of bank deposits, government treasury bills and guaranteed investment certificates with maturities of 90 days or less when acquired.  Short-term investments consist of investment grade bankers’ acceptances, term deposits, government treasury bills, and commercial paper.  We invest primarily in short-term paper issued by Schedule 1 Canadian banks, R1 high rated corporations and governments.

For the three months ended June 30, 2010, our cash used in operations was $7.6 million.  Cash used in operations before changes in non-cash working capital, a non-GAAP measure, was $5.1 million.  Changes in non-cash working capital for the quarter resulted in a reduction of $2.4 million.  The $2.4 million change in non-cash working capital for the three months ended June 30, 2010 was impacted negatively by cash outflows from the settlement of accounts payable and accrued liabilities balance of $6.2 million relating mainly to tax installment payments by CWI, staff bonuses and supplier payments and decreases in warranty liability of $1.0 million. This was offset by a decrease in accounts receivable of $2.8 million, a decrease in inventories of $0.4 million, an increase in deferred revenue of $1.4 million and a decrease in prepaid expenses of $0.1 million.  Cash used in investing activities included net advances to Cummins of $1.2 million and purchases of equipment of $0.6 million.    We also issued shares associated with the exercise of warrants and stock options resulting in a cash inflow of $10.6 million and repaid our demand installment loan resulting in an outflow of $3.2 million.  Foreign exchange negatively impacted cash and cash equivalents by $3.0 million as a large portion of our cash balances are maintained in Canadian dollars.

Our plan is to use our current cash, cash equivalents, and short-term investments, and our share of CWI profits to fund our committed milestones and obligations for our current programs.   We will also continue to seek third party and government funding on commercially acceptable terms to offset costs of our investments; however, there are no guarantees that we will be successful in obtaining third party funding on acceptable terms or at all.

Management’s Discussion and Analysis

During the current quarter, we terminated our existing credit facility and entered into a new credit facility for maximum borrowings of $20.0 million Canadian dollars governed by a margin requirement limiting such borrowings to a calculated amount based on cash and investments held at the creditor.  Borrowings may be drawn in the form of direct borrowings, letters of credit, foreign exchange forward contracts, and overdraft loans.  Outstanding amounts on direct borrowings and overdraft loans drawn under this credit facility bear interest at the prime rate.  Letters of credit drawn under this credit facility bear interest at 1% per annum.  On June 10, 2010, the Company settled its outstanding demand installment loan under the previous facility.  We have not drawn upon the new credit facility.

Westport’s capital requirements will vary depending on a number of factors, including: the timing and size of orders for our LNG systems, our ability to successfully launch products on time, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements.  We also review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans.  Significant new orders, expanded engine programs, acquisitions or investments could require additional funding.  If such additional funding is not available to us, expected orders do not materialize or are delayed, or we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain research and development activities, reduce or cancel inventory orders, and possibly forego new program, acquisition or investment opportunities.  Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.

This “Capital Requirements, Resources and Liquidity” section contains certain forward looking statements.  By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.  Readers are encouraged to read the “Forward Looking Statements and Basis of Presentation” sections of this MD&A which discusses forward-looking statements and the “Risks and Uncertainties” section of this MD&A and of our Annual Information Form.

Management’s Discussion and Analysis

SHARES OUTSTANDING
For the three months ended June 30, 2010 and 2009, the weighted average number of shares used in calculating the loss per share was 39,301,623 and 32,049,294, respectively.  During the three months ended June 30, 2010, no stock options or performance share units were granted.  Shares, share options and performance share units outstanding and exercisable as at the following dates are shown below:

	June 30, 2010		July 30, 2010
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$

Shares outstanding	39,493,560		39,503,402
Share Options
- Outstanding	895,889	7.86	886,618	7.86
- Exercisable	672,988	6.85	663,717	6.85
Share Units
- Outstanding	1,194,913	N/A	1,194,913	N/A
- Exercisable	182,495	N/A	182,495	N/A

Warrants
- Outstanding and exercisable	753,466	18.71	-	N/A

(weighted average exercise prices are presented in Canadian dollars)

SELECTED QUARTERLY FINANCIAL DATA (unaudited)
Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, research and development project cycles, timing of related government funding and foreign exchange impacts.  Net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, stock-based compensation awards, recognition of tax benefits and other similar events.

Management’s Discussion and Analysis

The following table provides summary unaudited financial data for our last eight quarters:

Selected Quarterly Operations Data (unaudited)
Three months ended	30-Sep-08	31-Dec-08	31-Mar-09	30-Jun-09	30-Sep-09	31-Dec-09	31-Mar-10	30-Jun-10

Units shipped	1,460	824	676	622	1,053	1,202	1,044	730

(expressed in thousands of U.S. dollars except for per share amounts)

Product revenue	$32,915	$21,097	$17,304	$16,801	$21,942	$28,556	$27,503	$18,870
Parts revenue	$4,422	$4,542	$3,729	$4,980	$7,099	$7,814	$6,957	$6,621
Total revenue	$37,337	$25,639	$21,033	$21,781	$29,041	$36,370	$34,460	$25,491

Cost of sales	$28,498	$20,387	$15,489	$16,206	$21,710	$22,079	$22,984	$16,738
Gross margin	$8,839	$5,252	$5,544	$5,575	$7,331	$14,291	$11,476	$8,753
Gorss margin percentage	24%	20%	26%	26%	25%	39%	33%	34%

Net income (loss) for the period	$534	$(7,352)	$(10,171)	$(7,871)	$(8,193)	$(6,891)	$(11,734)	$(8,086)

Earnings (loss) per share:
Basic	$0.02	$(0.23)	$(0.32)	$(0.25)	$(0.25)	$(0.20)	$(0.31)	$(0.21)
Diluted	$0.02	$(0.23)	$(0.32)	$(0.25)	$(0.25)	$(0.20)	$(0.31)	$(0.21)

Company's 100% share of CWI net income	$2,539	$220	$1,226	$1,172	$1,923	$5,570	$5,663	$3,034

Joint Venture Partner's share of CWI net income	$1,270	$110	$613	$586	$962	$2,783	$2,832	$1,517

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
Contractual obligations and commitments have been disclosed in our annual MD&A dated May 27, 2010 and are substantially unchanged except that we settled our demand installment loan and our short-term debt agreement expired during the three month period ended June 30, 2010.

On July 2, 2010, we made our initial investment in a 30-year joint venture agreement with Weichai Power Co. Ltd.  and Hong Kong Peterson (CNG) Equipment Ltd. to form Weichai Westport Inc. (“WWI”). Under the terms of the WWI joint venture agreement, we invested $4.2 million (28.4 million RMB), equaling a 35% equity interest in WWI. This was less than the originally anticipated investment of $4.5 million.

On July 2, 2010 we also purchased 100% of OMVL and in conjunction with the transaction, we provided a letter of credit to SIT Group for the €7.6 million, which is to be paid on the third anniversary of the transaction closing date.

CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS
Commitments and contingencies have been disclosed in our annual MD&A dated May 27, 2010 and are substantially unchanged.

Management’s Discussion and Analysis

RISK FACTORS
Business risks and uncertainties related to product development, competitive and regulatory environments, economic and industry factors are described in detail in our 2010 Annual Information Form. The following additional risks have been identified during the current period.

We may not be able to successfully integrate our recently acquired business or any future acquired businesses into our existing worldwide business without substantial expenses, delays or other operational or financial problems.

During the three month period ended June 30, 2010 we acquired the Italian company OMVL SpA, and as a part of our business strategy, we may seek to acquire additional businesses, technologies or products in the future. We can make no assurances that any acquisition or any future transaction we complete will result in long-term benefits to us or our shareholders or that our management will be able to integrate or manage the acquired business effectively.  We could also incur unanticipated expenses or losses in connection with any acquisition or future transaction.

Acquisitions entail numerous risks, including difficulties associated with the integration of operations, technologies, products and personnel that, if realized, could harm our operating results.  Risks related to potential acquisitions include, but are not limited to:

•	difficulties in combining previously separate businesses into a single unit;
•
inability to overcome differences in foreign business practices, accounting practices, customs and importation regulations, language and other barriers in connection with the acquisition of foreign companies;

•	substantial diversion of management’s attention from day-to-day business when evaluating and negotiating such transactions and then integrating an acquired business;
•	discovery, after completion of the acquisition, of liabilities assumed from the acquired business or of assets acquired that are not realizable;
•	costs and delays in implementing, and the potential difficulty in maintaining, uniform standards, controls, procedures and policies, including the integration of different information systems;
•	the presence or absence of adequate internal controls and/or significant fraud in the financial systems of acquired companies; and
•	failure to achieve anticipated benefits such as cost savings and revenue enhancements.

Management’s Discussion and Analysis

NON-GAAP MEASURES
We use certain non-GAAP measures to assist in assessing our financial performance and liquidity.  Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  Non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Cash flows from operations before changes in non-cash working capital
(expressed in thousands of U.S. dollars)

	2010	2009
Cash flows from operations:
Loss for the period	$(8,086)	$(7,871)
Items not involving cash:
Depreciation and amortization	460	445
Stock-based compensation expense	632	537
Future income tax recovery	26	(236)
Change in deferred lease inducements	(13)	(29)
Joint Venture Partner’s share of income from joint venture	1,444	522
Loss from investment accounted for by the equity method	155	289
Interest on long-term debt, amortization of discount and other	393	276
Settlement of short-term debt	(160)	-

Cash flows from operations before changes in non-cash operating working capital	$(5,149)	$(6,067)